GOLDTECH MINING CORPORATION
                Dalian Dong Tai Industrial Waste Treatment Co., Ltd
                             No. 1 Huaihe West Road
                        E-T-D-Zone, Dalian, China 116600

                        INFORMATION STATEMENT PURSUANT TO
              SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

                                  INTRODUCTION

     This Information Statement is being mailed on or about December 2, 2005 to the holders of record at the close of business on November 14, 2005 (the "Record Date") of shares of common stock, $.001 par value, of Goldtech Mining Corporation, a Nevada corporation, (the "Company"). You are receiving this Information Statement in connection with the intended change in control to the Company's Board of Directors.

     On November 11, 2005, the Company entered into an Agreement and Plan of Merger with Dalian Acquisition Corp., a Delaware corporation wholly-owned by the Company ("Subsidiary"), China Industrial Waste Management Inc., a Delaware corporation ("CIWM"), and the shareholders of CIWM. Pursuant to the terms of the Agreement and Plan of Merger which closed on November 11, 2005, Subsidiary acquired all of the issued and outstanding shares of capital stock of CIWM from the CIWM shareholders in exchange for an aggregate of 64,000 newly issued shares of the Company's series A preferred stock (the "Acquisition"). Concurrently with the Acquisition, CIWM was merged with and into Subsidiary.

     As a condition to the Acquisition, (i) Tracy Kroeker, one of the three members of the Board of Directors of the Company, resigned, and (iii) Jinqing Dong, former Chairman of CIWM and John Leo were named as directors of the Company, to serve with Ron Shaver and Ralph Jordan, who continue as directors. In addition, eleven days after mailing this Information Statement to shareholders of the Company as of the Record Date, Ron Shaver will resign as a director of the Company.

     This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company's security holders.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY'S SECURITYHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. CERTAIN INFORMATION REGARDING THE COMPANY

Voting Securities

     The Company has two classes of voting securities outstanding, common stock and series A preferred stock. Each outstanding share of common stock is entitled to one vote on all matters submitted to shareholders. Each outstanding share of series A preferred stock is entitled to 10,000 votes on all matters submitted to shareholders. As of November 14, 2005, there were 4,850,000 shares of common stock and 64,000 shares of series A preferred stock outstanding and entitled to vote.

Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock immediately after the Acquisition, by:

     o each person known to beneficially own more than five percent of the Common Stock;
     o    each director of the Company (including proposed directors); and
     o    all directors and executive officers as a group.


Name and Address                          Shares of               Percent
of Beneficial Owner                       Common Stock            of Class
--------------------------               ----------------       ------------
Jinqing Dong                               469,040,000 (1)          98.98%
Dalian Dong Tai Industrial
Waste Treatment Co., Ltd
No. 1 Huaihe West Road
E-T-D-Zone, Dalian, China 116600

John Leo                                    46,500,000 (2)          90.56%
100 Wall Street
15th Floor
New York, New York 10005

Ralph Jordan                                 1,004,900 (3)          20.72%
4904 Waters Edge Dr Suite 160
Raliegh, NC 27606

Jun Li                                      15,990,000 (1)          76.73%
Dalian Dong Tai Industrial
Waste Treatment Co., Ltd
No. 1 Huaihe West Road
E-T-D-Zone, Dalian, China 116600

Xin Guo                                     10,660,000 (1)          68.73%
Dalian Dong Tai Industrial
Waste Treatment Co., Ltd
No. 1 Huaihe West Road
E-T-D-Zone, Dalian, China 116600

Ruiguang Liu                                         0                  0%
Dalian Dong Tai Industrial
Waste Treatment Co., Ltd
No. 1 Huaihe West Road
E-T-D-Zone, Dalian, China 116600

All officers and directors, after
  completion of the
  Acquisition (6 persons)                  543,194,900 (4)          99.30%
_______________________

Envyr Corporation                            1,000,000 (3)          20.62%
4904 Waters Edge Dr Suite 160
Raliegh, NC 27606

Huaqin Zhou                                 41,080,000 (1)          89.44%
18 Kimberly Court
East Hanover, NJ 07936

Warner Technology and Investment Corp.      19,420,000 (1)          80.02%
18 Kimberly Court
East Hanover, NJ 07936

Wenyi Guo                                   15,990,000 (1)          73.73%
Dalian Dong Tai Industrial
Waste Treatment Co., Ltd
No. 1 Huaihe West Road
E-T-D-Zone, Dalian, China 116600

Duanfeng Zhu                                15,990,000 (1)          73.73%
Dalian Dong Tai Industrial
Waste Treatment Co., Ltd
No. 1 Huaihe West Road
E-T-D-Zone, Dalian, China 116600


Tongjie Xing                                 5,330,000 (1)          52.36%
Dalian Dong Tai Industrial
Waste Treatment Co., Ltd
No. 1 Huaihe West Road
E-T-D-Zone, Dalian, China 116600

Tracy Kroeker                                1,250,000              25.77%
3-11, Suite 314, Bellerose Drive
St. Albert, Canada T8N 5C9

Tracy Kroeker                                1,250,000             16.08%
3-11, Suite 314, Bellerose Drive
St. Albert, Canada T8N 5C9
___________________________________




(1) Represents shares underlying series A preferred stock.

(2) Includes 38,750,000 shares underlying series A preferred stock owed by American Union Securities, Inc., of which Mr. Leo is the President and has voting and investment power over such shares.

(3) Includes 1,000,000 shares owned by Envyr Corporation. Investment and voting control over the shares owned by this entity resides in its board of directors, which is comprised of Messrs. Ralph Jordan and Daniel J. Prins and Mrs. Rebecca Jordan. Mr. and Mrs. Jordan are husband and wife and represent a majority of the board of directors, and thus, Mr. Jordan is deemed the beneficial owner of the shares owned by Envyr Corporation; however, Mr. Jordan disclaims beneficial ownership.

(4) Includes shares as explained in footnotes (1), (2) and (3) for the named officers and directors.

CHANGES TO THE BOARD OF DIRECTORS

     In connection with the closing of the Acquisition, (ii) Tracy Kroeker, one of the three members of the Board of Directors of the Company, resigned, and
(iii) Jinqing Dong, former Chairman of CIWM and John Leo were named as directors of the Company, to serve with Ron Shaver and Ralph Jordan, who continue as directors. In addition, eleven days after mailing this Information Statement to shareholders of the Company as of the Record Date, Ron Shaver will resign as a director of the Company.

     To the best of the Company's knowledge, none of the incoming directors is currently a director or, or holds any position with the Company or has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of the Company's knowledge, none of the designees has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

DIRECTORS AND EXECUTIVE OFFICERS

     After the closing of the Merger, Jinqing Dong will serve as Chairman of the Board. In addition, in connection with the closing under the Merger Agreement:
(i) each of the following officers of the Company submitted their  resignations:
Tracy Kroeker and Ron Shaver and (ii) the following individuals were elected as officers of the Company: Jinqing Dong - Chief Executive Officer and Chief Financial Officer and John Leo - Secretary. The Company's executive offices have been relocated to:

         Dalian Dong Tai Industrial Waste Treatment Co., Ltd
         No. 1 Huaihe West Road, E-T-D-Zone, Dalian, China 116600

         The company's US business office has been relocated to:

         100 Wall Street, 15th Floor
         c/o American Union Securities Inc.
         New York, New York 10005

After the Merger

     The following table lists the individuals who have been (or will be, as applicable) appointed as officers or directors of the Company in connection with the Merger.

Name               Age   Position(s) with the Company
--------------  ------   -------------------------------------------------------
Jinqing Dong       48    Chief Executive Officer, Chief  Financial  Officer  and
                         Director

John Leo           40    Secretary and Director

Ralph Jordan       51    Director

Jun Li             44    Chief  Operating  Officer,  Dalian  Dong Tai Industrial
                         Waste Creatment Co., Ltd

Ruigan Liu         45    Chief  Engineer,  Dalian  Dong  Tai  Industrial   Waste
                         Treatment Co., Ltd

Xin Guo            36    Chief  Accounting  Officer,  Dalian Dong Tai Industrial
                         Waste Creatment Co., Ltd

___________________

     Officers are elected annually by the Board of Directors (subject to the terms of any employment agreement), at our annual meeting, to hold such office until an officer's successor has been duly appointed and qualified, unless an officer sooner dies, resigns or is removed by the Board. There are no family relationships among any of the Company's directors and executive officers.

Background of Executive Officers and Directors

     Jinqing Dong.Mr. Dong was appointed Chief Executive Officer and Chief Financial Officer on November 11, 2005 and will become a director eleven days after mailing this Information Statement to shareholders of the Company as of the Record Date. Since founded in 1991, Mr. Dong has been the President of Dalian Dong Tai Industrial Waste Treatment Co., Ltd., a China-based company that is 90% owned by our wholly-owned subsidiary, China Industrial Waste Management Inc. Between 1982 and 1991, Mr. Dong worked for the Dalian Environmental Science Academy, mainly engaged in the disposal research of waste gas, waste water and industrial residue and the evaluation of the environment effects from industrial projects. Mr. Dong graduated from Dalian University of Technology in 1982 with a bachelors in environmental engineering.

     John Leo. Mr. Leo was appointed Secretary and a member of the Board of Directors on November 11, 2005. Since founded in December 2004, Mr. Leo has been the President of American Union Securities, Inc., a New York-based investment banking firm. Since founded in December 2001, Mr. Leo has been the Managing Member of Venture Capital Partners, LLC, a New York City-based private merchant banking and corporate consulting firm. Between June 2001 and December 2001, Mr. Leo was a Registered Principal and a Senior OTC Trader for AM Capital LLC, a New York-based brokerage firm. Between 1997 and June 2001, Mr. Leo was a Registered Principal, Senior OTC Trader and Financial Advisor for M.H. Meyerson and Company, Inc., a Jersey City-based brokerage firm. Mr. Leo holds NASD Series 7, 24, 55 and 63 registrations. Mr. Leo graduated from Rollins College in 1987, majoring in psychology.

     Ralph Jordan. Mr. Jordan has been a director of the Company since 1987 and President of the Company from September 2001 to March 2004. Mr. Jordan is the founder of Envyr Corporation and has been employed by it since 1986. Prior to founding Envyr, Mr. Jordan was employed by Data General Corp. where he headed the language department.

     Jun Li. Mr. Li has served as the COO of Dalian Dong Tai Industrial Waste Treatment Co., Ltd since 1998. Mr. Li graduated from Dalian University of Technology in 1982, majoring in environmental engineering. He previously worked for the Dalian Vacuum Flask Factory and Dalian Yili International Chemical Co. Ltd as the Director of Technology and Chief Production Manager.

     Ruiguang Liu. Mr. Liu has served as chief engineer for Dalian Dong Tai Industrial Waste Treatment Co., Ltd since 1999. Mr. Liu graduated from Dalian University of Technology in 1982, majoring in basic organic synthesis.

     Xin Guo. Ms. Guo has served as chief accounting officer for Dalian Dong Tai Industrial Waste Treatment Co., Ltd since 2003. Ms. Guo graduated from Beijing University of Commerce in 1992 majoring in finance and received her Master's in Public Administration from China's Northeastern University in 2002.

Compensation of Directors

     The Company's directors will be reimbursed for any out-of-pocket expenses incurred by them for attendance at meetings of the Board of Directors or committees thereof.

Section 16(a) Beneficial Ownership Reporting Compliance

     Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

     Based solely upon its review of copies of such forms received by it, the Company believes that, during the year ended December 31, 2004, its executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

                                LEGAL PROCEEDINGS

     From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. Except as described below, we are currently not aware of any such legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse affect on our business, financial condition or operating results.

     A Complaint is pending whereas the Company expects to be a plaintiff in litigation against New World Mining, Tolan Furusho, Beverlee Claydon aka Beverlee Kamerling and other related parties in the appropriate jurisdiction for misrepresentation and fraud involved in the two asset acquisition agreements in 2003 between Egan Systems (now Goldtech Mining-NV) and Goldtech Mining-WA (now New World Mining) for some British Columbia mining properties in return for 11,110,000 shares of common stock. The Company is seeking damages and expenses, including legal fees, for this misrepresentation and for the original unfulfilled Sales agreement between Egan and Goldtech-WA.

     A Complaint was filed in November 2004 with the Washington Bar Association, Case number WSBA #04-01650, againt Tolan Furusho, Attorney at Law, for the recovery of $312,896 in which Mr. Furusho was the escrow agent and took receipt of funds in trust from the sale of the Company's common stock.

     A Complaint was filed on October 1, 2004 with the Bellevue Police Department, Case # 04B- 11186, against Tolan Furusho for the recovery of the above $312,896 related to the above matter. A criminal investigation is pending.

     A Complaint is pending whereas the Company expects to be a plaintiff in litigation against Tolan Furusho and his associate, Beverlee Claydon aka Beverlee Kamerling appropriate third parties for the issuance of 540,000 and 1,325,000 shares of the Company's common stock which was issued for consulting work that was not performed and/or improperly issued under Form S-8 and under the direction of Tolan Furusho and Beverlee Claydon aka Beverlee Kamerling. The Company is seeking the recovery of shares or equal value, interest, expenses and damages. As of August 15, 2005, the Company has recovered approximately 425,750 shares. As of August 15, 2005, the Company has canceled approximately 857,150 of these shares.

     To the Company's knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Except with respect to the Merger Agreement and as described in the following paragraphs, none of the Company's directors or officers, nor any of the incoming directors, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company's outstanding shares, nor any of the Company's promoters, nor any relative or spouse of any of the foregoing persons, has any material interest, direct or indirect, in any transaction since January 1, 2005 or in any presently proposed transaction that, in either case, has affected, or will materially affect, the Company. None of the Company's directors or officers, nor any incoming director is indebted to the Company.

     Dalian Dong Tai Industrial Waste Treatment Co., Ltd. established a special fund in 1999 of (129) (143) 300,000 yuan (about $37,500) in the form of no-interest loans, to help employees, who are not officers or directors, finance housing. Funds are distributed in accordance with employees' position and length of employment with Dong Ttai with a maximum of (129) (143) 50,000
(129)iapproximate  $6,250(  129)jand  a  minimum  of (129)  (143)10,000  (around
$1,250) available per employee. At least three years employment with Dalian Dong Tai is required to utilize this financing program. The maturity of each loan is three years. All employees are required to repay the loan in its entirety in the event that their employment terminates prior to the loan maturity date.
Currently, there are outstanding loans of (129) (143) 192,900 yuan (approximately $24,112). As of November 11, 2005, Dalian Dong Tai will no longer make any further loans to employees.

     On November 2003, Dalian Dong Tai Industrial Waste Treatment Co. entered into an agreement with Warner Technology and Investment Corp. ("Warner"), a shareholder of CIWM. Pursuant to the agreement, Warner assisted CIWM and Dalian Dong Tai in preparing Dalian Don Tai's business plan, introduced CIWM to U.S. accountants and counsel, selected a U.S. corporation for the share exchange and assisted with its due diligence efforts. In addition, Warner agreed to assist CIWM with its listing application for the OTCBB and with public relations in the U.S., among other things.

                             EXECUTIVE COMPENSATION

     The following table sets forth the annual and long-term compensation for services in all capacities to the Company for the fiscal years ended December 31, 2004, 2003 and 2002 paid to the Company's Chief Executive Officer and other executive officer who served as an executive officer during the last completed fiscal year.

                           SUMMARY COMPENSATION TABLE

------------------------- -------- -------- --------- ------------- ------------------ --------------- ------------- --------------
                                                                                       Options SARs
Name & Principal Position          Salary   Bonus ($) Other Annual  Restricted Stock   (#) (1)         LTIP          All Other
                          Year     ($)                Compensation  Awards ($)                         Payouts ($)   Compensation
------------------------- -------- -------- --------- ------------- ------------------ --------------- ------------- --------------

------------------------- -------- -------- --------- ------------- ------------------ --------------- ------------- --------------
Ralph Jordan              2004      85,818    -        9,792           -                -              -               -
------------------------- -------- -------- --------- ------------- ------------------ --------------- ------------- --------------
Chairman, CEO, CFO        2003     107,000    -       13,056           -                -              -               -
------------------------- -------- -------- --------- ------------- ------------------ --------------- ------------- --------------
Sec. & Treas.             2002     112,000    -       13,056           -                -              -               -
------------------------- -------- -------- --------- ------------- ------------------ --------------- ------------- --------------

------------------------- -------- -------- --------- ------------- ------------------ --------------- ------------- --------------
Tracy Kroeker (1)         2004      90,000    -            -           -                -              -           $176,000
------------------------- -------- -------- --------- ------------- ------------------ --------------- ------------- --------------
President & Director      2003         -      -            -           -                -              -               -
------------------------- -------- -------- --------- ------------- ------------------ --------------- ------------- --------------
                          2002         -      -            -           -                -              -               -
------------------------- -------- -------- --------- ------------- ------------------ --------------- ------------- --------------

(1) Effective April 1, 2004, the Company entered into an Employment Agreement with Tracy Kroeker. Ms. Kroeker is employed as the President of the Company. She is to be paid an annual salary of $120,000 at a rate of $10,000 per month. In October 2004, Ms. Kroeker was issued 2,200,000 shares of the Company's common stock as other compensation. Ms. Kroeker was paid no other consideration and she elected to defer her annual compensation.

                    Option/SAR Grants In The Last Fiscal Year

                        NUMBER OF              % OF TOTAL
                        SECURITIES             OPTIONS/SARs
                        UNDERLYING             GRANTED TO              EXERCISE OR
                        OPTIONS/SARs           EMPLOYEES               BASE PRICE             EXPIRATION
NAME                    GRANTED (#)            IN FISCAL YEAR          ($/SH)                 DATE
------------            ------------           --------------          ----------             ------------
Tracy Kroeker           5,000,000              100%                    $0.01                  Sep 1, 2007

The following table sets forth information with respect to the grant of long-term incentive plan awards during the fiscal year ended December 31, 2004 to each person named in the Summary Table.


                                       11

             Long-term Incentive Plans - Awards in Last Fiscal Year

                                                                     Estimated Future Payouts
                                                                under Non-Stock Price -Based Plans

NAME                           Number Of           Performance          Thresold         Target          Maximum
                             Shares, Units           or Other           ($ or #)        ($ or #)        ($ or #)
                                or Other           Period Until
                               Rights (#)         Maturation or
                                                      Payout
---------------             ---------------       -------------          --------      ---------        ----------

Tracy Kroeker(1)               5,000,000           Sep 1, 2007              0          5,000,000        5,000,000


(1) Under the terms of her employment agreement, Ms. Kroeker was granted an incentive option to purchase up to 5,000,000 restricted shares of the Company's common stock at an exercise price of $0.01. In the event that Ms. Kroeker is able to bring the Golpejas Property into full metal extraction production or enter into a bona-fide sale to an unrelated third party with 36 months from the date of employment, April 1, 2004, she is entitled to purchase said shares.

                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           GOLDTECH MINING CORPORATION



                                           By:  /s/ JINQING DONG
                                              -------------------
                                           Jinqing Dong
                                           Chief Executive and Financial Officer


                                       13